May 5, 2006

Nord Resources Corporation
1 West Wetmore Road, Suite 203,
Tucson, Arizona, 85705

Dear Sirs:

Second Amended and Restated Revolving Line of Credit Agreement (the “Revolver”) among Nord Resources Corporation (“Nord”), Ronald Hirsch (“Hirsh”) and Stephen Seymour (“Seymour”) dated November 8, 2005, Convertible Promissory Notes (the “Hirsch Notes”) between Nord and Hirsch dated July 29, 2004 and October 4, 2004, as amended, and Convertible Promissory Note (the “Seymour Note”) between Nord and Seymour dated August 19, 2004, as amended

With respect to the Revolver, the Hirsch Notes and the Seymour Note,

1. Hirsch and Seymour confirm that the Revolver is amended as follows:

(a) the maturity date is extended to August 15, 2006, and

(b) commencing May 1, 2006, all amounts advanced under the Revolver, together with all accrued interest to and including April 30, 2006 (calculated at the rate of 6% per annum simple interest from the date of each advance, as set out in the Revolver), will bear interest at M&T Bank’s prime rate as established by M&T Bank as of the last Tuesday of the prior month, until all advances and interest are paid in full on the maturity date, as extended above.

2. Hirsch confirms that the maturity date of Hirsch Notes is extended to August 15, 2006.

3. Seymour confirms that the maturity date of Seymour Note is extended to August 15, 2006.

Please confirm you acceptance to the above by signing in the space provided below and returning a copy hereof to us.

Yours truly,

/s/ Ronald Hirsch	/s/ Stephen Seymour
Ronald Hirsch	Stephen Seymour

Accepted this 5th day of May, 2006.

NORD RESOURCES CORPORATION

Per:	/s/ John T. Perry
Authorized Signatory